March 16, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0213

Attention: Angela Crane, Accounting Branch Chief

Re:	Linear Technology Corporation
Form 10-Q for the Quarterly Period Ended December 28, 2008
Filed February 6, 2009
File No. 000-14864

Ladies and Gentlemen:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated February 20, 2009 relating to the Company’s Form 10-Q for the quarterly period ended December 28, 2008.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-Q.

Form 10-Q for the Quarterly Period Ended December 28, 2008

Note 5. Stock-Based Compensation- Accounting for Stock-Based Compensation, page 8.

1.
We note your disclosure that on December 17, 2008, you accelerated the vesting of 1.4 million “out-of-the-money” stock options previously awarded to your non-officer and non-director employees and that you will record the related $15.0 million or unrecognized stock-based compensation over the remainder of the original vesting period of approximately 2.5 years.  In addition, we note that the weighted average grant price of the accelerated options is $36.37 and the market price at the date of acceleration was $23.66.  As we note that your accounting would only be applicable to the acceleration of deep out-of-the-money stock options, please tell us and revise future filings to describe to us your policy for identifying a stock option as “deep out-of-the-money.” In addition, tell us and revise future filings to disclose whether all of the options for which you accelerated vesting were ‘deep out-of-the-money’ and if not, explain how you accounted for the acceleration of those stock options that were not.  To assist us in understanding how you applied that policy, provide us with a schedule showing each group or tranche of options accelerated on December 17, 2008 (i) the contractual maturity, (ii) the weighted average grant price, (iii) the exercise price, (iv) market price and (v) “out-of-money” amount.

Response:

As requested, please refer to the attached schedule showing each group of options accelerated on December 17, 2008 ranging from the lowest exercise price of $27.69 to the highest exercise price of $39.31 or a discount to market value ranging from 14.6% to 39.8%. To determine the appropriate accounting for the acceleration of vesting for these stock options, the Company considered the guidance provided under FAS 123R, Share-Based Payment (FAS 123R) and specifically Footnote 69 to paragraph A55 of Appendix A (FN 69). The Company notes that “deep out-of-the-money” is an undefined term and the Company respectfully advises the Staff that the Company believes the determination of whether or not a stock option is “deep out-of-the money” is not an accounting policy matter, but requires judgment based upon specific facts and circumstances.  It is the Company’s position based upon its own judgment that its stock options were not “deep out-of-the money” at December 17, 2009.  This judgment was based upon the Company’s facts and circumstances including consideration of the size of the discount, the unusually depressed market price given current economic conditions at that time, the historical and recent trading patterns of the Company’s stock price and the propensity for quick and significant price movements.  In particular, the Company notes that its volatility rate used in the current pricing of its stock options under Black-Scholes is 44% indicating a highly volatile stock.  In addition, in a very recent timeframe its stock price increased 33% in a 70 day period (November 20, 2008 to January 29, 2009), increased 85% in 187 days (October 18, 2002 to May 23, 2003) and increased 29% in 102 days (January 22, 2007 to May 4, 2007).

Using the above qualitative factors, the Company determined based upon its judgment that the accelerated stock options were not deep out-of-the-money, that its option holders received value from the acceleration and thus there was a substantive change for each option holder. However, after further discussions with our Independent Registered Public Accounting Firm (who we understand had discussions with the Office of the Chief Accountant prior to the Company settling upon its accounting treatment as part of a Large Firm discussion of this emerging issue in general), it was determined that SFAS 123R requires that an evaluation of a “derived” service period must be performed to determine if the modification was substantive for accounting purposes.  We refer you to the attached Ernst & Young Hot Topic publication, Accelerated vesting of stock options (“E&Y Hot Topic”), that indicates a derived service period can be inferred from certain valuation techniques that are used to estimate fair value.  In addition, the E&Y Hot Topic states that “…if a derived service period is for a significant portion of or longer than the remaining requisite service period for the original option at the modification date, then the acceleration of vesting is not substantive.”  Accordingly, the Company employed quantitative criteria to determine if its option acceleration was substantive for accounting purposes.

In performing this analysis the Company determined that the derived service period would likely exceed the remaining requisite service period for all but a very limited number of option grants.  We determined this by utilizing a Geometric Brownian Motion model (a widely accepted model of stock price behavior we understand, which is used in option pricing models such as Black-Scholes, but which does not take into consideration any qualitative evaluation of present economic conditions) to compute the probability that the market price of the Company’s stock would recover to the exercise price within the remaining service period. For all but three of  the grants the probability was 50% or less (for all but one recent grant the probability was 60% or less), indicating for the vast majority of the awards that it was more likely than not that the derived service period was of greater length than the original remaining explicit service period. As a result, it was determined that the acceleration of vesting was not substantive for accounting purposes, and therefore unrecognized compensation cost at the date of the modification should be recognized over the options’ remaining requisite service periods as if the modification had never occurred.

It is important to note, however, that we believe the application of a valuation technique alone, for all practical purposes (as it is generally rare and impractical for companies to accelerate the vesting of stock options that are in-the-money or have exercise prices that are within close proximity to market value), will result in the determination that any acceleration of vesting periods for out-of-the-money stock options will be non-substantive modifications for accounting purposes, such that the determination of whether the stock options are considered “deep” out-of-the-money based upon qualitative factors will not be relevant.

**************

As per your instructions in the letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 432-1900 with any questions or comments regarding this letter.  In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 434-0507, as well as to Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your consideration.

Sincerely,

Linear Technology Corporation

Paul Coghlan
Vice President, Finance & CFO

cc:	Wayne Carnell
Associate Director and Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission

Herbert P. Fockler, Esq.
Wilson, Sonsini, Goodrich & Rosati, Professional Corporation

Rick Fezell, Partner
Ernst & Young LLP

LINEAR TECHNOLOGY CORPORATION
OPTIONS ACCELERATED AT DEC. 17, 2008
ATTACHMENT 1

Grant Date	Grant Date Fair Market Value	Exercise Price	FMV on DEC. 17, 2009	Discount to FMV	Contractual Term	Vesting Term *	Unvested Shares	Remaining Original Service Period	Probability of Reaching Ex Price
04/13/04	$39.24	$39.24	$23.66	39.7%	10 years	5 years	39,500	116.00	3.0%
07/20/04	$37.05	$37.05	$23.66	36.1%	10 years	5 years	123,700	214.00	15.0%
10/14/04	$36.12	$36.12	$23.66	34.5%	10 years	5 years	89,200	300.00	23.0%
01/18/05	$37.03	$37.03	$23.66	36.1%	7 years	5 years	389,855	396.00	26.0%
04/20/05	$35.61	$35.61	$23.66	33.6%	7 years	5 years	145,150	488.00	34.0%
07/27/05	$39.31	$39.31	$23.66	39.8%	7 years	5 years	155,850	586.00	28.0%
10/19/05	$35.12	$35.12	$23.66	32.6%	7 years	5 years	100,600	670.00	46.0%
01/17/06	$38.50	$38.50	$23.66	38.5%	7 years	5 years	113,750	760.00	34.0%
04/18/06	$36.76	$36.76	$23.66	35.6%	7 years	5 years	95,500	851.00	40.0%
07/25/06	$30.93	$30.93	$23.66	23.5%	7 years	5 years	149,400	949.00	60.0%
10/17/06	$32.90	$32.90	$23.66	28.1%	7 years	5 years	25,150	1033.00	55.0%
01/17/08	$27.69	$27.69	$23.66	14.6%	7 years	5 years	4,000	1490.00	95.0%
							1,431,655
Weighted Average		$36.37		34.9%

* - Options vest 10% every six months.

Accelerated vesting of stock options

Background
As a result of recent stock market declines, many companies are faced with significant amounts of unvested stock options that are “underwater” or “out-of-the-money” (i.e., the exercise price of the option is greater than the current stock price). We have recently become aware of companies considering modifying unvested, out-of-the-money stock options to accelerate the vesting of those awards. While the acceleration of vesting of an at or in-the-money share-based payment award typically results in the immediate recognition of any remaining unrecognized compensation cost that exists at the modification date, the acceleration of vesting of an out-of-the-money stock option can have a dramatically different accounting outcome.

The balance of this publication describes the accounting considerations associated with the accelerated vesting of an out-of- the-money stock option as well as certain views on the related accounting as shared with us by the SEC staff.

Accounting guidance
FASB Statement No. 123 (revised 2004), Share-based Payment (“Statement 123R”), requires compensation cost for a share-based payment award to be recognized over the requisite service period, which is the period during which an employee is required to provide service in exchange for an award. The requisite service period is estimated based on an analysis of the terms of a share-based payment award, together with other relevant facts and circumstances, and can be explicit (contractual), implicit or derived from certain valuation techniques. The requisite service period for an award that has only a service condition is presumed to be the vesting period, unless there is clear evidence to the contrary.

Statement 123R addresses the requisite service period for deep out-of-the-money options both in the context of newly issued awards as well as when existing awards are modified to accelerate vesting.

For new awards, Statement 123R indicates that a grant of a deep out-out-of-the-money option without an explicit service condition (i.e., without a contractual vesting period) includes a derived service period because the employee must provide service after the grant date in order to benefit from the option. This “derived service period” is the estimated amount of time required for the stock price to rise to a price that at least equals the option’s exercise price. This conclusion assumes that the term of the vested option truncates on termination of employment — generally to 60 or 90 days — which is a common feature in option awards.

The FASB also specifically addressed the accounting for the modification of a deep out-of-the-money option to accelerate vesting, as follows:

“…if an award with an explicit service condition that was at-the-money when granted is subsequently modified to accelerate vesting at a time when the award is deep out-of-the-money, that modification is not substantive because the explicit service condition is replaced by a derived service condition.” [footnote 69]

This guidance requires continued recognition of compensation cost over a service period when the modification to accelerate vesting is not substantive. That is, immediate recognition of compensation cost is not permitted when the acceleration is not substantive. Similar to a grant of a deep out-of-the-money option, an employee must continue to provide service after the modification date in order to benefit from the option, assuming that the term of the vested option truncates on termination of employment.

Determining if an award is deep out-of-the-money

A common question is whether the guidance in footnote 69 applies to some or all of a company’s out-of-the-money awards. For example, assume Company A has modified an employee’s unvested options to accelerate vesting. The options are approximately 35% out of the money and have a three-year vesting period remaining at the modification date. Company A is not sure whether the guidance in footnote 69 applies because it is not clear whether the unvested options are deep out-of-the-money.

There is no specific guidance in Statement 123R to determine whether an out-of–the-money option is deep out-of-the-money and thus subject to the guidance in footnote 69 when vesting is accelerated. We believe that the determination of whether an accelerated option is deep out-of-the-money will likely depend on several factors, including, but not limited to, the expected volatility of the company’s share price, the exercise price of the modified option, the option’s remaining requisite service period and its comparison to the “derived” service period1, and the risk-free interest rate at the modification date. We do not believe it is appropriate to simply establish arbitrary bright-lines (e.g., 20%) to determine whether an option is deep out of the money. That being said, in many cases it will be clear with little analysis that an out-of-the-money option is a deep out-of-the-money option at the time of acceleration.

Substantiveness of accelerated vesting

We believe that if a derived service period is for a significant portion of or longer than the remaining requisite service period for the original option at the modification date, then the acceleration of vesting is not substantive.

In the example described above, Company A uses a Monte Carlo simulation to determine that the modified options have a derived service period of four years. Since the four year derived service period is greater than the three year remaining requisite service period of the original options, the vesting acceleration is not substantive. The employee is no better off as a result of the acceleration than if the options continued to vest over the original requisite service period.

If Company A had determined that the derived service period was one year, which is shorter than the option’s remaining three year requisite service period, then all relevant facts and circumstances should be considered to determine whether the acceleration of vesting is substantive.

Accounting when acceleration of vesting is not substantive

If the acceleration of vesting of an option is not substantive, then we believe that any unrecognized compensation cost at the date of the modification should continue to be recognized over the option’s remaining requisite service period as if the modification had never occurred. The SEC staff recently confirmed this view.2

Continuing with the example in the previous section when the accelerated vesting was determined not to be substantive, Company A will continue to recognize compensation cost over the option’s remaining three-year requisite service period as if the modification had never occurred.

The recognition of compensation cost for the modified option over the remaining requisite service period of the original award is different than the requirement to recognize compensation cost over the derived service period of a newly granted deep out-of-the-money option. This difference occurs because the modified option previously had an explicit service period, and a non-substantive modification should not change the recognition of compensation cost over that explicit service period. For a newly granted option, there is no explicit service period, so the derived service period is the only indicator of the period of time an employee is required to provide service in exchange for the option.

1	As more fully discussed in Statement 123R, a “derived” service period can be inferred from certain valuation techniques that are used to estimate fair value (e.g., a Monte Carlo simulation).

2
 In our discussions with the SEC staff, they noted that to the extent the derived service period was less than the requisite service period prior to modification and the acceleration was determined not to be substantive, they would expect compensation to be recognized over the longer pre-modification requisite service period. That being said, to the extent a registrant felt that it would be more appropriate in that instance to recognize compensation cost over the shorter derived service period, the fact pattern should be discussed with the SEC staff.

Effective cancellation

For some companies, unvested options may be so far “underwater” (the exercise prices are significantly greater than current share prices) that they are not viewed as providing any significant value (and, in turn, motivation) to employees. When this occurs, some may have considered whether recognition of compensation cost in future periods is appropriate because the options have been “effectively canceled.” That is, does the acceleration of vesting in these situations result in the recognition of unrecognized compensation cost at the modification date — contrary to the guidance in footnote 69 of Statement 123R.

We do not believe that accelerating compensation cost because an award may have been “effectively canceled” is consistent with Statement 123R’s grant-date model. The compensation cost for an option is measured at the grant date, taking into account the possibility that the company’s share price could decline and the employee would not be able to benefit from the option. The FASB concluded in Statement 123R that compensation cost should be recognized even if an option has little chance of being in-the-money at the vesting date because the employee is providing service in exchange for the right to benefit from the option. Therefore, we believe that changing the period of recognition of compensation cost just because the option is deep out of the money is not consistent with Statement 123R. We recently confirmed this view with the SEC staff.